UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND FOR THE

SIX AND THREE-MONTH PERIOD ENDED JUNE 30, 2019

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of constant pesos – Note 3)

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Financial Position		3
Condensed Interim Statement of Comprehensive Income		5
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	9
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	14
6 |	Critical accounting estimates and judgments	16
7 |	Contingencies and lawsuits	16
8 |	Property, plant and equipment	17
9 |	Right-of-use asset	19
10 |	Other receivables	19
11 |	Trade receivables	20
12 |	Financial assets at fair value through profit or loss	21
13 |	Financial assets at amortized cost	21
14 |	Cash and cash equivalents	21
15 |	Share capital and additional paid-in capital	21
16 |	Allocation of profits	22
17 |	Share-based compensation plan	22
18 |	Acquisition of the Company’s own shares	22
19 |	Trade payables	23
20 |	Other payables	23
21 |	Borrowings	24
22 |	Salaries and social security taxes payable	24
23 |	Income tax and tax on minimum presumed income / Deferred tax	25
24 |	Tax liabilities	26
25 |	Provisions	27
26 |	Revenue from sales	27
27 |	Expenses by nature	28
28 |	Other operating expense, net	29
29 |	Net financial expense	29
30 |	Basic and diluted earnings per share	30
31 |	Related-party transactions	30
32 |	Ordinary and Extraordinary Shareholders’ Meeting	31
33 |	Events after the reporting period	32

Report on review of Condensed Interim Financial Statements
Supervisory Committee’s Report

CONDENSED INTERIM

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
CABA	Ciudad Autónoma de Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOTAE	Trust for the Management of Electric Power Transmission Works
GUDI	Large Users of the Distribution Company
ICBC	Industrial and Commercial Bank of China
IASB	Accounting Standards Board
IFRS	International Financial Reporting Standards
IPC	Consumer Price Index
MEM	Wholesale Electricity Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Exective Power
PESA	Pampa Energía S.A.
REM	Market Expectation Survey
SACDE	Sociedad Agentina de Construcción y Desarrollo Estratégico S.A.
SACME	S.A. Centro de Movimiento de Energía
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-        of the Articles of Incorporation: August 3, 1992

-        of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 51.79%

CAPITAL STRUCTURE

AS OF JUNE 30, 2019

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 15)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)      Includes 31,380,871 and 23,111,131 treasury shares as of June 30, 2019 and December 31, 2018, respectively.

(2)      Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2019 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.19	12.31.18
ASSETS
Non-current assets
Property, plant and equipment	8	79,048,277	76,487,949
Interest in joint ventures		10,212	10,827
Right of uses asset	9	288,732	-
Other receivables	10	797,230	980,347
Total non-current assets		80,144,451	77,479,123

Current assets
Inventories		1,686,529	1,542,376
Other receivables	10	590,592	296,424
Trade receivables	11	11,433,368	9,289,873
Financial assets at fair value through profit or loss	12	2,154,344	4,140,031
Financial assets at amortized cost	13	-	1,479,898
Cash and cash equivalents	14	1,138,684	33,801
Total current assets		17,003,517	16,782,403
TOTAL ASSETS		97,147,968	94,261,526

CONDENSED INTERIM

FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2019 presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.19	12.31.18
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	15	875,074	883,344
Adjustment to share capital	15	20,913,885	21,091,520
Additional paid-in capital	15	294,592	294,592
Treasury stock	15	31,381	23,111
Adjustment to treasury stock	15	458,962	281,327
Cost treasury stock		(1,786,103)	(1,308,512)
Legal reserve		1,025,980	187,031
Opcional reserve		15,791,530	449,389
Other comprehensive loss		(167,578)	(167,578)
Accumulated losses		10,828,087	16,181,090
TOTAL EQUITY		48,265,810	37,915,314

LIABILITIES
Non-current liabilities
Trade payables	19	300,127	350,415
Other payables	20	3,294,415	9,334,241
Borrowings	21	7,473,124	8,805,738
Deferred revenue		272,764	337,217
Salaries and social security payable	22	197,663	199,239
Benefit plans		485,877	471,476
Deferred tax liability	23	13,150,904	9,853,542
Provisions	25	1,615,212	1,310,184
Total non-current liabilities		26,790,086	30,662,052
Current liabilities
Trade payables	19	13,121,173	17,885,771
Other payables	20	2,520,194	2,353,152
Borrowings	21	1,205,371	1,319,125
Derivative financial instruments		865	1,267
Deferred revenue		5,346	6,545
Salaries and social security payable	22	1,373,911	2,133,497
Benefit plans		32,362	39,628
Tax payable	23	2,824,397	755,793
Tax liabilities	24	785,324	959,906
Provisions	25	223,129	229,476
Total current liabilities		22,092,072	25,684,160
TOTAL LIABILITIES		48,882,158	56,346,212

TOTAL LIABILITIES AND EQUITY		97,147,968	94,261,526

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income

for the six and three-month period ended June 30, 2019

 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.19	06.30.18	06.30.19	06.30.18

Revenue	26	35,738,905	34,324,632	18,244,777	15,079,059
Electric power purchases		(21,708,824)	(18,252,299)	(10,224,620)	(8,601,357)
Subtotal		14,030,081	16,072,333	8,020,157	6,477,702
Transmission and distribution expenses	27	(6,900,028)	(6,204,337)	(3,556,076)	(3,044,501)
Gross gain		7,130,053	9,867,996	4,464,081	3,433,201

Selling expenses	27	(3,177,718)	(2,492,598)	(1,538,674)	(1,172,409)
Administrative expenses	27	(1,498,417)	(1,537,277)	(760,785)	(763,968)
Other operating expense, net	28	(809,797)	(674,599)	(508,475)	(311,704)
Gain from interest in joint ventures		327	-	327	-
Operating profit		1,644,448	5,163,522	1,656,474	1,185,120

Agreement on the Regularization of Obligations	2.b	13,066,401	-	13,066,401	-

Financial income	29	411,844	337,762	215,000	177,253
Financial expenses	29	(3,157,203)	(2,241,388)	(1,366,802)	(1,121,667)
Other financial results	29	(441,870)	(2,010,196)	253,912	(1,743,262)
Net financial expense		(3,187,229)	(3,913,822)	(897,890)	(2,687,676)

Gain on net monetary position		5,826,578	3,889,030	2,206,697	2,036,949

Profit before taxes		17,350,198	5,138,730	16,031,682	534,393

Income tax	23	(6,522,111)	(1,871,416)	(5,347,493)	(385,218)
Profit for the year		10,828,087	3,267,314	10,684,189	149,175

Comprehensive income for the year attributable to:
Owners of the parent		10,828,087	3,267,314	10,684,189	149,175
Comprehensive profit for the year		10,828,087	3,267,314	10,684,189	149,175

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	30	12.33	3.64	12.12	0.17

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2019

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income (deficit)	Total equity
Balance at December 31, 2017	898,661	21,289,400	7,794	83,447	281,492	-	187,031	449,389	-	(162,746)	10,993,383	34,027,851

Change of accounting standard - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(73,681)	(73,681)
Balance at December 31, 2017 restated	898,661	21,289,400	7,794	83,447	281,492	-	187,031	449,389	-	(162,746)	10,919,702	33,954,170
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	13,087	-	-	13,087
Payment of Other reserve constitution - Share-bases compensation plan	272	366	(272)	(366)	13,100	-	-	-	(13,087)	-	-	13
Acquisition of own shares	(12,918)	(11,472)	12,918	11,472	-	(1,133,082)	-	-	-	-	-	(1,133,082)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	3,267,315	3,267,315
Balance at Jun 30, 2018	886,015	21,278,294	20,440	94,553	294,592	(1,133,082)	187,031	449,389	-	(162,746)	14,187,017	36,101,503

Acquisition of own shares	(2,671)	(186,774)	2,671	186,774	-	(175,430)	-	-	-	-	-	(175,430)
Other comprehensive results for the period	-	-	-	-	-	-	-	-	-	(4,832)	-	(4,832)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	1,994,073	1,994,073
Balance at December 31, 2018	883,344	21,091,520	23,111	281,327	294,592	(1,308,512)	187,031	449,389	-	(167,578)	16,181,090	37,915,314

Ordinary and Extraordinary Shareholders’ Meeting held on 04.24.2019 (Note 32)	-	-	-	-	-	-	838,949	15,342,141	-	-	(16,181,090)	-
Acquisition of own shares (Note 18)	(8,270)	(177,635)	8,270	177,635	-	(477,591)	-	-	-	-	-	(477,591)
Other comprehensive results	-	-	-	-	-	-	-	-	-	-	-	-
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	10,828,087	10,828,087
Balance at June 30, 2018	875,074	20,913,885	31,381	458,962	294,592	(1,786,103)	1,025,980	15,791,530	-	(167,578)	10,828,087	48,265,810

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2019

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.19	06.30.18
Cash flows from operating activities
Profit for the year		10,828,087	3,267,314

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8 & 27	1,874,930	1,477,452
Depreciation of right of uses asset	9	45,956	-
Loss on disposals of property, plants and equipments	8 & 28	33,936	24,186
Net accrued interest	29	2,744,459	1,902,560
Exchange difference	29	705,430	2,386,544
Income tax	23	6,522,111	1,871,416
Allowance for the impairment of trade and other receivables, net of recovery	27	406,228	542,906
Adjustment to present value of receivables	29	(8,604)	191
Provision for contingencies	25	630,463	409,049
Changes in fair value of financial assets	29	(311,722)	(439,329)
Accrual of benefit plans		144,816	121,416
Net gain from the repurchase of Corporate Bonds	29	1,850	848
Gain from interest in joint ventures		(327)	-
Income from non-reimbursable customer contributions	28	(2,888)	(3,308)
Agreement on the Regularization of Obligations	2.b	(13,066,401)	-
Gain on net monetary position		(5,826,578)	(3,889,030)
Changes in operating assets and liabilities:
Increase in trade receivables		(3,878,269)	(3,450,314)
Increase in other receivables		(258,912)	(21,308)
Increase in inventories		(416,626)	(372,090)
Increase in deferred revenue		-	126,218
Increase in trade payables		6,215,614	4,162,851
Decrease in salaries and social security payable		(333,789)	(407,551)
Decrease in benefit plans		-	(74,994)
Decrease in tax liabilities		(1,279)	(126,682)
Increase in other payables		1,205,668	957,761
Increase in provisions	25	(49,705)	(39,669)
Payment of Tax payable		(1,555,178)	(553,145)
Net cash flows generated by operating activities		5,649,270	7,873,292

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2019

presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.19	06.30.18
Cash flows from investing activities
Payment of property, plants and equipments		(4,648,275)	(3,539,536)
Net collection of Financial assets		1,186,298	(2,064,936)
Redemtion net of money market funds		649,276	166,609
Mutuum charges granted to third parties		(148,576)	-
Mutuum payments granted to third parties		96,401	-
Collection of receivables from sale of subsidiaries		6,215	10,576
Net cash flows used in investing activities		(2,858,661)	(5,427,287)

Cash flows from financing activities
Payment of borrowings		(588,264)	-
Payment of financial lease liability		(137,337)	-
Payment of interests from borrowings		(416,431)	(317,930)
Repurchase of corporate notes		(103,138)	(20,366)
Acquisition of own shares		(477,591)	(1,180,820)
Net cash flows (used in) generated by financing activities		(1,722,761)	(1,519,116)

Increase in cash and cash equivalents		1,067,848	926,889

Cash and cash equivalents at the beginning of year	14	33,801	128,972
Exchange differences in cash and cash equivalents		40,283	32,435
Result from exposure to inlfation		(3,248)	71,912
Increase in cash and cash equivalents		1,067,848	926,889
Cash and cash equivalents at the end of the year	14	1,138,684	1,160,208

Supplemental cash flows information
Non-cash activities

Agreement on the Regularization of Obligations	2.b	13,066,401	-

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(650,024)	(374,059)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 1 |    General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

Nota 2 |    Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2018 are the following:

a)   Electricity rate situation

On January 31, 2019, the ENRE issued Resolution No. 25/19, whereby it approved, under the terms of ENRE Resolution 366/2018, the new values of generation prices.

Furthermore, by means of Resolution No. 27/19, the aforementioned regulatory authority approved the CPD value of February 2019 together with the stimulus factor, whose application was deferred until March 2019. Additionally, the ENRE determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017, together with the 50% of the CPD that should have been applied in the August 2018-January 2019 six-month period.

On April 30, 2019, the Electricity Market and Renewable Resources Secretariat issued Resolution No. 14/19, which, among other issues, approves the MEM definitive winter scheduling and modifies the Power Reference Prices and the Stabilized Price of Energy (SPE) relating to the May 1-October 31, 2019 period.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

This Resolution provides that the increases of the Stabilized Price of Energy relating to the May-October 2019 six-month period, which had been authorized by Resolution 366/2018 for Residential customers, are to be absorbed by the Federal Government, whereas the increases established for non-residential customers with supplies lower than 300 kW and those relating to customers with supplies higher than 300 kW, GUDI customers, were modified for the May-July and August-October 2019 three-month periods.

With regard to the supplies lower than 300 kW (non-residential customers), and those higher than 300 kW, GUDI Customers, the values of the Stabilized Price of Energy were increased for the May-July 2019 and August-October 2019 three-month periods.

Furthermore, according to the adjustment mechanism set forth in ENRE Resolution No. 63/2017, the CPD to be applied as from August 1, 2019, relating to the January-June 2019 period, amounted to 20.02%. At the date of issuance of these condensed interim financial statements, no resolution has been issued by the ENRE concerning the electricity rate schedule that includes the aforementioned adjustment.

b)   Change of Jurisdiction and Regularization of Obligations

On February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement to initiate the process of transferring the public service of electricity distribution, duly awarded by the Federal Government to the Company under a concession, to the joint jurisdiction of the PBA and the CABA, with the latter two jointly assuming the capacity as Grantor of the concession of the service. In the aforementioned agreement, the PBA and the CABA agreed to set up a new bipartite agency in charge of the regulation and control of the distribution service, and the Federal Government agreed to take the necessary steps and carry out the necessary administrative procedures to provide a solution to the pending claims with both Distribution companies.

In the framework of such agreement, on May 9, 2019, the Federal Government, the CABA and the PBA entered into an agreement, the Agreement on the Implementation of the Transfer of Jurisdiction, pursuant to which the CABA and the PBA jointly assume, as from the date on which the agreement comes into effect with the relevant ratifications, the regulation and control and the capacity as grantor over the distribution service granted to edenor under a concession. Furthermore, it is established that the Concession Agreement will remain in full force and effect and the national regulations and provisions issued by both the Energy Secretariat and the ENRE will be the regarded as the applicable regulatory framework until the effective date of the transfer; and that the pledge on the class A shares held by PESA, representing 51% of the Company’s share capital, made as security for the strict compliance with the obligations resulting from the Concession Agreement, is assigned by the Federal Government to the CABA and the PBA.

The Company was notified of and consented to the agreement between the Federal Government and the new Grantors of the concession, and agreed both to indemnify them against any claims and to obtain the consent of the majority of its shareholders. This Agreement on the Implementation of the Transfer of Jurisdiction was ratified by the Provincial Executive Power and the City’s Legislative Power in July 2019, by means of executive order 992/2019 and Law 6,180, respectively.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Furthermore, within the framework of the change of jurisdiction and as a condition for the transfer, on May 10, 2019, the Company and the Governmental Secretariat of Energy, on behalf of the Federal Government, entered into an Agreement on the Regularization of Obligations, putting an end to the mutual pending claims originated in the 2006-2016 Transitional Tariff Period.

By virtue of this Agreement, the Company (i) waives any rights to which it may be entitled and abandons any actions against the Federal Government, including the complaint filed by edenor in 2013 for failure to comply with the obligations resulting from the Agreement on the Renegotiation of the Concession Agreement (the" Adjustment Agreement”) entered into on February 13, 2006; (ii) undertakes to repay works-related debts and loans for consumption (“mutuums”) originated in the transition period; (iii) agrees to pay users certain penalty and compensation amounts relating to that period; and (iv) agrees to make investments, in addition to those agreed upon in the RTI, aimed at contributing to improving the reliability and/or safety of the service.

 In return, the Federal Government partially recognizes the claim duly made by the Company -referred to in caption (i) of the previous paragraph-, by fully offsetting pending obligations with the MEM for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period, and cancelling penalties payable to the National Treasury.

The implementation of this agreement implied, one time,  the partial recognition of the claim made by the Company for an amount of $ 6,906.4 million as compensation for the Federal Government’s failure to comply with obligations for 10 years during the Transitional Tariff Period, as well as the adjustment of the liabilities recorded at the time of the agreement, replicating the conditions applied to all the sector’s distributors, generating a profit of $ 6,160.0 million. These effects are disclosed in the “Agreement on the Regularization of Obligations” line item of the Condensed Interim Statement of Comprehensive Income, and do not imply any inflow of funds whatsoever for the Company; on the contrary, the Company must comply in the next 5 years with the investment plan stipulated in the above-mentioned agreement, which will be aimed at contributing to improving the reliability and/or safety of the service as a whole, in addition to complying with the Investment Plan duly agreed upon in the tariff structure review (RTI) approved by Resolution 63/2017, which, together with the penalties payable to users, the payment of liabilities for mutuums and works, and the payment of the generated income tax amount, implies an actual disbursement of funds for a total approximate amount of $ 7,600 million, in a 5-year term.

Additionally, it was agreed that the receivable amounts in favor of the Company for the consumption of shantytowns with community meters generated from July 2017 through December 31, 2018 -exclusively with regard to the percentage agreed upon by the Federal Government-, relating to the framework Agreement (Note 2.c.) for $ 470.8 million, and the receivable amount resulting from applying the cap to the bills of users benefited from the Social Tariff for $ 923.0 million, would be offset against both part of the debt the Company held with CAMMESA for loans received for the carrying out of works, and the debts the Company held with CAMMESA for the investments made in the Costanera – Puerto Nuevo – Malaver 220kV Interconnection works, carried out through the Trust for the Management of Electric Power Transmission Works (FOTAE), and for the carrying out of the Tecnópolis Substation’s works.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In this framework, the Company Extraordinary Shareholders’ Meeting dated June 10, 2019 not only ratified the actions taken by the Board of Directors in the negotiations and signing of the Agreement on the Implementation of the transfer of jurisdiction and the Agreement on the Regularization of obligations, but also approved the waiver of rights, actions and claims against the Federal Government originated in the Transitional Tariff Period, and the abandonment of the lawsuit filed in 2013 against the Federal Government.

Notwithstanding the above, the negative working capital of $5,088.6 million as of June 30, 2019 is a reflection of the Company’s still deteriorated economic and financial equation, mainly as a consequence of the constant increase in operating costs. The Company’s Board of Directors believes that it has sufficient financing tools to meet any funding needs that might arise in the next 12 months.

c)   Framework Agreement and Social Tariff

Based on the terms of the Agreement on the Regularization of Obligations (Note 2.b), as of June 30, 2019, the Company recognized revenue from the sale of electricity under the Framework Agreement for $ 470.8 million, relating to the Federal Government’s participation in the Framework Agreement until December 31, 2018.

Additionally, and as a consequence of the transfer of jurisdiction of the public service of electricity distribution, provided for by Law 27,467, from the Federal Government to the Province of Buenos Aires and to the City of Buenos Aires (Note 2.c.), the Company will be required to undertake a review, with the new Grantors of the Concession, of the treatment to be given to the low-income areas and shantytowns’ consumption of electricity as from January 1, 2019. In this framework, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, which establishes that the Province of Buenos Aires will pay for the aforementioned consumption the same amount as that paid in 2018, and that any amount in excess of that shall be borne by the Municipalities in whose territories the particular shantytowns are located. Such consumption shall be previously approved by the regulatory agencies or local authorities having jurisdiction in each area.

With regard to the discounts under the system of caps applicable to customers benefited from the Social Tariff that the Federal Government owed to this Distributor, the Company recorded revenue for $ 923.0 million, relating to the December 2017-December 2018 period, as a consequence of the implementation and subsequent cancellation thereof resulting from the Agreement on the Regularization of Obligations (Note 2.b).

Nota 3 |    Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2019 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV.

This condensed interim financial information is measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned under the following title, which is also the presentation currency, and must be read together with the audited Financial Statements as of December 31, 2018 prepared under IFRS.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The condensed interim financial statements for the six-month period ended June 30, 2019 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2,410, whose scope is substantially less than that of an audit performed in accordance with IFRS. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the six-month period ended June 30, 2019 does not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on August 9, 2019.

Restatement of financial information

 The financial statements are stated in terms of the measuring unit current at June 30, 2019, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes established by the FACPCE, based on the price indexes published by the INDEC, or an estimate thereof considering the REM when, at the time of preparing the information, they were not available.

Taking into consideration the indexes established by the CNV, the inflation rate in the period between January 1, 2019 and June 30, 2019 amounted to 22.43%.

Comparative information

The balances as of December 31, 2018 and for the six and three-month period ended June 30, 2018, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the financial statements as of those dates to the purchasing power of the currency at June 30, 2019, as a consequence of the restatement of the financial information described in the preceding paragraph.

Nota 4 |    Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2018.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements, except for that mentioned below:

Impacts of adoption of IFRS 16

The Company has elected to apply IFRS 16 retrospectively using the simplified approach, in relation to the lease contracts identified as such under IAS 17, recognizing the cumulative effect of the application as an adjustment to the opening balance of retained earnings as from January 1, 2019, without restating the comparative information.

Management has reviewed the lease contracts that are in full force and effect and has recognized a right-of-use asset relating to the lease liability amount (which is equivalent to the present value of the remaining lease payments). All the other identified lease commitments relate to contracts that either expire within 12 months from the adoption of this standard or refer to short-term leases, which continue to be recognized by the Company on a straight-line basis over the lease term.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The Company maintained, at the adoption date, the carrying amount of the right-of-use assets and lease liabilities that were classified as finance leases under IAS 17.

Finally, no transition adjustments have been made for leases in which edenor acts as lessor.

Consequently, the Company has not recognized any adjustment to the opening balance of unappropriated retained earnings on account of the initial application of IFRS 16.

Nota 5 |    Financial risk management

Nota 5.1 |       Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

a.           Market risks

                         i.            Currency risk

As of June 30, 2019 and December 31, 2018, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.19	Total 12.31.18

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	18,030	42.463	765,608	937,324
TOTAL NON-CURRENT ASSETS		18,030		765,608	937,324
CURRENT ASSETS
Other receivables	USD	5,027	42.463	213,462	183,141
Financial assets at fair value through profit or loss	USD	50,735	42.463	2,154,360	4,022,790
Cash and cash equivalents	USD	1,570	42.463	66,667	11,478
	EUR	11	48.323	532	-
TOTAL CURRENT ASSETS		57,343		2,435,021	4,217,409
TOTAL ASSETS		75,373		3,200,629	5,154,733

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	175,991	42.463	7,473,124	8,805,737
TOTAL NON-CURRENT LIABILITIES		175,991		7,473,124	8,805,737
CURRENT LIABILITIES
Trade payables	USD	11,338	42.463	481,420	808,600
	EUR	1,690	48.323	81,666	4,914
	CHF	243	43.546	10,582	-
	NOK	68	5.010	341	362
Borrowings	USD	28,386	42.463	1,205,371	1,319,126
TOTAL CURRENT LIABILITIES		41,725		1,779,380	2,133,002
TOTAL LIABILITIES		217,716		9,252,504	10,938,739

(1)       The exchange rates used are the BNA exchange rates in effect as of June 30, 2019 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

                        ii.            Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of June 30, 2019 and December 31, 2018:

	LEVEL 1	LEVEL 2	TOTAL

At June 30, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	2,154,344	-	2,154,344
Cash and cash equivalents:
Money market funds	1,038,642	-	1,038,642
Total assets	3,192,986	-	3,192,986

Liabilities
Derivative financial instruments	-	865	865
Total liabilities	-	865	865

At December 31, 2018
Assets
Financial assets at fair value through profit or loss:
Government bonds	4,022,804	-	4,022,804
Money market funds	117,227	-	117,227
Total assets	4,140,031	-	4,140,031

Liabilities
Derivative financial instruments	-	1,267	1,267
Total liabilities	-	1,267	1,267

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

                        iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities.

As of June 30, 2019 and December 31, 2018 -except for the financial loan granted by ICBC Bank in October 2017, in respect of which on April 12, 2018 the Company entered into a hedge transaction with Citibank London-, 100% of the loans were obtained at fixed interest rates.

The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Nota 6 |    Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are evaluated and are based upon past experience and other factors under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements and the variations can be significant.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2018.

Nota 7 |    Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2018, except for the increase recorded in both interest rates and the United States dollar exchange rate, as a consequence of a combination of external factors and the local macroeconomic context.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 8 |    Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	1,774,519	16,857,844	46,598,451	19,282,078	3,252,523	16,417,823	239,112	104,422,350
Accumulated depreciation	(298,483)	(4,865,584)	(14,902,553)	(6,318,896)	(1,548,885)	-	-	(27,934,401)
Net amount	1,476,036	11,992,260	31,695,898	12,963,182	1,703,638	16,417,823	239,112	76,487,949

Additions	4,803	1,272	6,777	84,438	345,998	3,936,049	89,857	4,469,194
Disposals	-	-	(1,666)	(32,270)	-	-	-	(33,936)
Transfers	126,361	639,800	1,539,990	887,098	(425,656)	(2,560,475)	(207,118)	-
Depreciation for the period	(40,603)	(302,935)	(871,551)	(413,440)	(246,401)	-	-	(1,874,930)
Net amount 06.30.19	1,566,597	12,330,397	32,369,448	13,489,008	1,377,579	17,793,397	121,851	79,048,277

At 06.30.19
Cost	1,905,683	17,498,918	48,068,983	20,207,503	3,172,865	17,793,397	121,851	108,769,200
Accumulated depreciation	(339,086)	(5,168,521)	(15,699,535)	(6,718,495)	(1,795,286)	-	-	(29,720,923)
Net amount	1,566,597	12,330,397	32,369,448	13,489,008	1,377,579	17,793,397	121,851	79,048,277

•     During the period ended June 30, 2019, the Company capitalized as direct own costs $ 527.9 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.17
Cost	1,683,381	16,477,813	44,559,497	18,405,135	3,065,688	10,716,051	110,956	95,018,521
Accumulated depreciation	(251,309)	(4,368,753)	(13,760,495)	(5,674,048)	(1,116,086)	-	-	(25,170,691)
Net amount	1,432,072	12,109,060	30,799,002	12,731,087	1,949,602	10,716,051	110,956	69,847,830

Additions	-	-	-	-	186,856	3,060,298	38,041	3,285,195
Disposals	-	-	(17,235)	(5,915)	(1,036)	-	-	(24,186)
Transfers	170,303	183,273	1,220,084	211,395	(108,360)	(1,660,794)	(15,901)	-
Depreciation for the period	(74,239)	(193,152)	(511,124)	(265,025)	(433,912)	-	-	(1,477,452)
Net amount 06.30.18	1,528,136	12,099,181	31,490,727	12,671,542	1,593,150	12,115,555	133,096	71,631,387

At 06.30.18
Cost	1,853,684	16,661,085	45,739,332	18,608,494	3,141,043	12,115,555	133,096	98,252,289
Accumulated depreciation	(325,548)	(4,561,904)	(14,248,605)	(5,936,952)	(1,547,893)	-	-	(26,620,902)
Net amount	1,528,136	12,099,181	31,490,727	12,671,542	1,593,150	12,115,555	133,096	71,631,387

•     During the period ended June 30, 2018, the Company capitalized as direct own costs $ 289.7 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 9 |    Right-of-use asset

30.06.19
Right of uses asset by leases	288,732
Total right of uses asset by leases	288,732

The development of right-of-use assets is as follows:

30.06.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	305,862
Gain on net monetary position	28,826
Depreciation for the period	(45,956)
Balance at end of the period	288,732

Nota 10 | Other receivables

	Note	06.30.19	12.31.18
Non-current:
		-	-
Financial credit		27,357	37,322
Related parties	31.d	4,278	5,707
Advances to suppliers		765,595	937,318
Total Non-current		797,230	980,347

Current:
Prepaid expenses		20,955	6,503
Advances to suppliers		87,556	99,707
Advances to personnel		797	2,081
Security deposits		18,975	20,440
Financial credit		90,614	71,530
Receivables from electric activities		377,425	120,458
Related parties	31.d	766	2,383
Judicial deposits		36,965	37,319
Credit with SBS Bank Company		25,000	30,608
Other		2,083	30
Allowance for the impairment of other receivables		(70,544)	(94,635)
Total Current		590,592	296,424

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.19	06.30.18
Balance at beginning of year	94,635	48,813
Increase	9,774	79,357
Result from exposure to inlfation	(17,070)	4,617
Recovery	(16,795)	-
Balance at end of the period	70,544	132,787

Nota 11 | Trade receivables

	06.30.19	12.31.18
Current:
Sales of electricity - Billed	6,399,819	5,659,572
Sales of electricity – Unbilled	5,986,271	4,573,931
Framework Agreement	10,003	12,705
Fee payable for the expansion of the transportation and others	23,707	28,120
Receivables in litigation	132,693	118,951
Allowance for the impairment of trade receivables	(1,119,125)	(1,103,406)
Total Current	11,433,368	9,289,873

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.19	06.30.18
Balance at beginning of the period	1,103,406	829,499
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	-	100,443
Balance at beginning of the period restated	1,103,406	929,942
Increase	413,249	463,549
Decrease	(195,380)	(229,170)
Result from exposure to inlfation	(202,150)	(125,078)
Balance at end of the period	1,119,125	1,039,243

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 12 | Financial assets at fair value through profit or loss

	06.30.19	12.31.18

Current
Government bonds	-	4,022,803
Money market funds	2,154,344	117,228
Total current	2,154,344	4,140,031

Nota 13 | Financial assets at amortized cost

	06.30.19	12.31.18
Non-current
Current
Time deposits	-	1,479,898
Total Current	-	1,479,898

Nota 14 | Cash and cash equivalents

	06.30.19	12.31.18	06.30.18
Cash and banks	100,042	33,801	527,503
Money market funds	1,038,642	-	632,705
Total cash and cash equivalents	1,138,684	33,801	1,160,208

Nota 15 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2017	22,279,302	281,492	22,560,794
Acquisition of own shares	-	13,100	13,100

Balance at December 31, 2018 and June 30, 2019	22,279,302	294,592	22,573,894

As of June 30, 2019, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 16 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of June 30, 2019, the Company complies with the indebtedness ratio established in such program.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Nota 17 | The Company’s Share-based Compensation Plan

As indicated in the Financial Statements as of December 31, 2018, the Company has decided to use the available treasury shares for the implementation of share-based compensation plans for its senior management, based on the achievement of the strategic objectives set annually.

Nota 18 | Acquisition of the Company’s own shares

The Company’s Board of Directors, at its meeting of April 8, 2019, approved the acquisition of the Company’s own shares in conformity with section 64 of Law 26,831 and the CNV’s regulations, under the following main terms and conditions:

•        Maximum amount to be invested: up to $ 800,000,000;

•        The treasury stock may not exceed, as a whole, the limit of 10% of share capital. At present, the Company’s treasury stock amounts to 29,604,808 class B shares, equivalent to 3.2660% of share capital.

•        Price to be paid for the shares: up to a maximum of USD 23 per ADR in the New York Stock Exchange, or the amount in pesos equivalent to USD 1.15 per share in Bolsas y Mercados Argentinos S.A., using as reference the closing exchange rate of the day prior to the transaction;

•        The acquisitions will be made with realized and liquid profits;

•        The shares may be acquired for a term of 120 calendar days to commence on April 9, 2019.

The Board of Directors, at its meeting of June 12, 2019, resolved to bring the duly established term for the acquisition of the Company’s own shares to an early end.

As of June 30, 2019, the Company’s treasury stock amounts to 31,380,871 Class B shares, 8,269,740 of which were acquired in this six-month interim period, for a total of $ 477.6 million restated in constant currency.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 19 | Trade payables

		06.30.19	12.31.18
Non-current
Customer guarantees		170,169	172,587
Customer contributions		129,958	137,518
Funding contributions - substations	2.b	-	40,310
Total Non-current		300,127	350,415

Current
Payables for purchase of electricity - CAMMESA		4,397,520	4,995,524
Provision for unbilled electricity purchases - CAMMESA	2.b	5,079,686	9,584,381
Suppliers		3,264,338	2,970,171
Advance to customer		311,189	240,557
Customer contributions		31,068	18,717
Discounts to customers		37,372	45,755
Funding contributions - substations	2.b	-	21,076
Related parties	31.d	-	9,590
Total Current		13,121,173	17,885,771

The fair values of non-current customer contributions as of June 30, 2019 and December 31, 2018 amount to $ 38 million and $ 131.9 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Nota 20 | Other payables

	Note	06.30.19	12.31.18
Non-current
Loans (mutuum) with CAMMESA	2.b	-	2,794,069
ENRE penalties and discounts	2.b	3,126,093	6,240,749
Liability with FOTAE	2.b	-	253,884
Payment agreements with ENRE		20,640	45,539
Financial Lease Liability (1)		147,682	-
Total Non-current		3,294,415	9,334,241

Current
ENRE penalties and discounts		2,358,056	2,247,313
Related parties	31.d	6,399	9,269
Advances for works to be performed		13,528	16,621
Payment agreements with ENRE		56,063	79,949
Financial Lease Liability (1)		86,148	-
Total Current		2,520,194	2,353,152

The carrying amount of the Company’s other financial payables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

(1)   The development of the financial lease liability is as follows:

30.06.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	305,862
Payments	(61,965)
Exchange difference and gain on net monetary position	(10,067)
Balance at end of the period	233,830

Nota 21 | Borrowings

	06.30.19	12.31.18
Non-current
Corporate notes (1)	6,942,148	7,651,835
Borrowing	530,976	1,153,903
Total non-current	7,473,124	8,805,738

Current
Interest from corporate notes	122,110	134,695
Borrowing	1,083,261	1,184,430
Total current	1,205,371	1,319,125

(1)    Net of debt repurchase/redemption and issuance expenses.

The fair values of the Company’s non-current borrowings as of June 30, 2019 and December 31, 2018 amount approximately to $ 6,861.9 million and $ 6,461.9 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Nota 22 | Salaries and social security taxes payable

	06.30.19	12.31.18
Non-current
Early retirements payable	12,622	18,222
Seniority-based bonus	185,041	181,017
Total non-current	197,663	199,239

Current
Salaries payable and provisions	1,152,696	1,935,913
Social security payable	210,549	185,037
Early retirements payable	10,666	12,547
Total current	1,373,911	2,133,497

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 23 | Income tax / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2018, except for the following:

	06.30.19	12.31.18
Current
Tax payable 2018	-	1,364,340
Total Tax payable	-	1,364,340

Provision of tax payable	3,136,375	-
Tax withholdings	(311,978)	(608,547)
Total current	2,824,397	755,793

The detail of deferred tax assets and liabilities is as follows:

	06.30.19	12.31.18
Deferred tax assets
Trade receivables and other receivables	303,761	544,938
Trade payables and other payables	899,269	2,393,215
Salaries and social security payable	66,126	60,528
Benefit plans	131,179	129,756
Tax liabilities	17,294	19,137
Provisions	511,375	423,435
Deferred tax asset	1,929,004	3,571,009

Deferred tax liabilities
Property, plants and equipments	(14,457,761)	(13,158,972)
Financial assets at fair value through profit or loss	-	(260,136)
Borrowings	(6,567)	(5,443)
Adjustment effect on tax inflation (2)	(615,580)	-
Deferred tax liability	(15,079,908)	(13,424,551)

Net deferred tax assets	(13,150,904)	(9,853,542)

The detail of the income tax expense is as follows:

	06.30.19	06.30.18
Deferred tax	(3,297,362)	(871,408)
Current tax	(3,136,375)	(1,023,956)
Difference between provision and tax return	(88,374)	23,948
Income tax expense	(6,522,111)	(1,871,416)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	06.30.19	06.30.18
Profit for the year before taxes	17,350,198	5,138,730
Applicable tax rate	30%	30%
Loss for the year at the tax rate	(5,205,059)	(1,541,619)
Gain (Loss) from interest in joint ventures	313	101
Non-taxable income	(1,882,834)	(1,753,435)
Gain on net monetary position	1,547,413	1,168,901
Adjustment effect on tax inflation (2)	(971,968)	-
Change in the income tax rate (1)	-	254,636
Difference between provision and tax return	(12,230)	-
Other	2,254	-
Income tax expense	(6,522,111)	(1,871,416)

(1)     Refers to the change in the income tax rate in accordance with Law No. 27,430 enacted on December 29, 2017.

(2)     Law No. 27,430 provides for the application of the tax inflation adjustment set forth in Title VI of the Income Tax Law for the first, second and third fiscal year as from its effective date (in 2018), if the IPC cumulative variation, calculated from the beginning to the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively.

Although as of December 31, 2018, the IPC cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, the Company, based on its assessment of the domestic context, the development of financial variables (including the inflation and the devaluation rates), and an average of inflation forecasts of the BCRA’s Market Expectations Survey report of June 2019, estimates that as of the closing of this fiscal year, the IPC cumulative variation will exceed the 30% threshold fixed for the second transition year of the tax inflation adjustment, and, therefore, has applied the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Nota 24 | Tax liabilities

	06.30.19	12.31.18
Non-current
Current
Provincial, municipal and federal contributions and taxes	-	159,704
VAT payable	537,272	505,082
Tax withholdings	110,670	155,634
SUSS withholdings	5,805	9,103
Municipal taxes	131,577	129,918
Tax regularization plan	-	465
Total Current	785,324	959,906

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 25 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.18	1,310,184	229,476

Increases	614,391	16,072
Decreases	(69,328)	19,623
Result from exposure to inflation for the year	(240,035)	(42,042)
At 06.30.19	1,615,212	223,129

At 12.31.17	1,081,203	233,667
Increases	333,295	75,754
Decreases	(6)	(39,663)
Result from exposure to inflation for the year	(322,909)	(41,541)
At 06.30.18	1,091,583	228,217

Nota 26 | Revenue from sales

	06.30.19	06.30.18
Sales of electricity	35,581,248	34,161,735
Right of use on poles	122,970	116,318
Connection charges	23,455	30,992
Reconnection charges	11,232	15,587
Total Revenue from sales	35,738,905	34,324,632

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 27 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,457,946	406,729	544,719	3,409,394
Pension plans	104,403	17,276	23,137	144,816
Communications expenses	42,363	148,393	8,286	199,042
Allowance for the impairment of trade and other receivables	-	406,228	-	406,228
Supplies consumption	672,917	-	58,471	731,388
Leases and insurance	271	-	86,056	86,327
Security service	129,919	24,412	25,154	179,485
Fees and remuneration for services	1,057,251	629,187	484,125	2,170,563
Depreciation of intangible assets	15,319	15,319	15,319	45,957
Public relations and marketing	-	-	25,454	25,454
Advertising and sponsorship	-	-	13,112	13,112
Reimbursements to personnel	38	83	337	458
Depreciation of property, plants and equipments	1,474,830	219,776	180,324	1,874,930
Directors and Supervisory Committee members’ fees	-	-	10,476	10,476
ENRE penalties	944,370	981,331	-	1,925,701
Taxes and charges	-	328,824	21,333	350,157
Other	401	160	2,114	2,675
At 06.30.19	6,900,028	3,177,718	1,498,417	11,576,163

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2019 for $ 579.9 million.

Expenses by nature at 06.30.18
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,586,380	472,960	542,850	3,602,190
Pension plans	87,177	15,942	18,297	121,416
Communications expenses	39,274	162,703	10,304	212,281
Allowance for the impairment of trade and other receivables	-	542,906	-	542,906
Supplies consumption	302,509	-	48,201	350,710
Leases and insurance	342	-	109,090	109,432
Security service	44,785	220	108,519	153,524
Fees and remuneration for services	819,527	620,724	511,834	1,952,085
Public relations and marketing	-	-	8,067	8,067
Advertising and sponsorship	-	-	4,156	4,156
Reimbursements to personnel	40	44	286	370
Depreciation of property, plants and equipments	1,177,779	164,252	135,421	1,477,452
Directors and Supervisory Committee members’ fees	-	-	13,825	13,825
ENRE penalties	1,146,203	187,432	-	1,333,635
Taxes and charges	-	325,234	22,892	348,126
Other	321	181	3,535	4,037
At 06.30.18	6,204,337	2,492,598	1,537,277	10,234,212

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2018 for $ 289.7 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 28 | Other operating expense, net

		06.30.19	06.30.18
Other operating income
Services provided to third parties		76,217	49,193
Commissions on municipal taxes collection		48,822	44,628
Related parties	31.a	39,988	47,769
Income from non-reimbursable customer contributions		2,888	3,308
Fines to suppliers		16,375	13,444
Others		65,294	46,265
Total other operating income		249,584	204,607

Other operating expense
Gratifications for services		(35,002)	(39,443)
Cost for services provided to third parties		(38,395)	(16,740)
Severance paid		(8,599)	(7,105)
Debit and Credit Tax		(311,551)	(374,298)
Provision for contingencies		(630,463)	(409,049)
Disposals of property, plant and equipment		(33,936)	(24,186)
Other		(1,435)	(8,385)
Total other operating expense		(1,059,381)	(879,206)
Other operating expense, net		(809,797)	(674,599)

Nota 29 | Net financial expense

	06.30.19	06.30.18
Financial income
Commercial interest	178,584	164,010
Financial interest	233,260	173,752
Total financial income	411,844	337,762

Financial expenses
Interest and other	(1,054,998)	(661,359)
Fiscal interest	(2,563)	(32,488)
Commercial interest	(2,098,742)	(1,546,475)
Bank fees and expenses	(900)	(1,066)
Total financial expenses	(3,157,203)	(2,241,388)

Other financial results
Exchange differences	(705,430)	(2,386,544)
Adjustment to present value of receivables	8,604	(191)
Changes in fair value of financial assets	311,722	439,329
Net gain from the repurchase of Corporate Notes	(1,850)	(848)
Other financial expense	(54,916)	(61,942)
Total other financial expense	(441,870)	(2,010,196)
Total net financial expense	(3,187,229)	(3,913,822)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 30 | Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2019 and 2018, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	Six months
	06.30.19	06.30.18
Profit (Loss) for the year attributable to the owners of the Company	10,828,087	3,267,314
Weighted average number of common shares outstanding	878,404	898,009
Basic and diluted profit (loss) earnings per share – in pesos	12.33	3.64

The basic and diluted earnings per share contains the effects described in Note 2.b.

Nota 31 | Related-party transactions

•          The following transactions were carried out with related parties:

a.        Income

Company	Concept	06.30.19	06.30.18

PESA	Impact study	671	-
	Electrical assembly service	-	42
	Computer services assistance	-	3,541
	Thermal power plant Pilar	-	12,763
SACDE	Reimbursement expenses	39,317	31,423
		39,988	47,769

b.        Expense

Company	Concept	06.30.19	06.30.18

PESA	Technical advisory services on financial matters	(55,531)	(45,087)
SACME	Operation and oversight of the electric power transmission system	(35,764)	(48,701)
OSV	Hiring life insurance for staff	(3,451)	(7,245)
ABELOVICH, POLANO & ASOC.	Legal fees	(676)	(1,409)
		(95,422)	(102,442)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c.           Key Management personnel’s remuneration

	06.30.19	06.30.18
Salaries	123,839	175,936
	123,839	175,936

•          The balances with related parties are as follow:

d.           Receivables and payables

	06.30.19	12.31.18
Other receivables - Non current
SACME	4,278	5,707
	4,278	5,707

Other receivables - Current
SACME	766	938
PESA	-	1,445
	766	2,383

Trade payables
PESA	-	(9,590)
	-	(9,590)

Other payables
SACME	(6,399)	(9,269)
	(6,399)	(9,269)

Nota 32 |    Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 resolved, among other issues, the following (1):

-      To approve edenor’s Annual Report and Financial Statements of as of December 31, 2018;

-      To allocate the profit for the year ($ 4,297.5 million) and the increase recorded in unappropriated retained earnings ($ 8,919.1 million) due to the application of the inflation adjustment with retrospective effect, relating to the fiscal year ended December 31, 2018 to the:

•        Statutory reserve: $ 686.2 million;

•        Discretionary reserve: $ 12,530.4 million under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.

-      To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-      To appoint the authorities and the external auditors for the current fiscal year;

(1)     The above-mentioned amounts are stated in nominal currency as of December 31, 2018.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Nota 33 |    Events after the reporting period

The Company Ordinary Shareholders’ Meeting held on August 8, 2019 approved the creation of the Global Program for the issuance of Corporate Notes for a term of five years and a maximum amount outstanding of USD 750 million, or its equivalent in other currencies.

Additionally, the Board of Directors was entrusted with the task of establishing, within the fixed maximum amount, the remaining conditions of issue of each class and/or series.

GUSTAVO MARIANI
Vice Chairman

CONDENSED INTERIM

FINANCIAL STATEMENTS

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of June 30, 2019, the related condensed interim statement of comprehensive income for the three and six months period ended June 30, 2019, the related condensed interim statements of changes in equity and cash flows for the six months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2018 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the

CONDENSED INTERIM FINANCIAL STATEMENTS

condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a)

the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) are pending of transcription into the “Inventory and Balance Sheet” book, and, except as mentioned above, comply, in what is a matter of our competence, with the provisions of the General Law of Societies and in the relevant resolutions of the National Securities Commission;

b)

the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) arise from accounting records kept in all formal respects in conformity with legal provisions, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)

we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)

at June 30, 2019 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 171,306,708, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 9th, 2019

PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Dr. R. Sergio Cravero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 13, 2019